SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Borealis Brasil S.A. (“Borealis”)
Relationship with the issuer	Borealis is an associated company of Braskem.
Object

5th Amendment to the Supply Agreement entered into by the Parties on December 18, 2000 (“Agreement”) referring to the sale by Braskem of polypropylene ("PP") and polyethylene ("PE") thermoplastic resins to Borealis (“5th Amendment”).

Key terms and conditions

Main terms and conditions of the 5th Amendment to the Agreement:

The subject matter of the 5th Amendment to the Agreement is: (i) granting of Export Incentive ("VIPE") condition for the PP price in grades destined for the manufacture of compounds for export, until the expiration of this Agreement; (ii) inclusion of the supply of PE resin; and (iii) inclusion of update mechanics from the grades list by Braskem, with the corresponding updating of the respective price formulas.

Main terms and conditions of the Agreement:

Amount estimated until the end of effective term: one billion, two hundred and sixty million reais (R$1,260,000,000.00)

End of effective term: 12/17/2025

Price: In accordance with the price formula based on international references of PE and PP prices.

Payment term: 28 days, unless the Parties agree otherwise.

Conditions of rescission or termination envisaged in the Agreement: (i) default on any obligations of the Agreement; (ii) court-supervised reorganization or bankruptcy of the Party; (iii) transfer of control that could affect compliance with the contractual obligations, among others.

Execution date of the amendment	February 26, 2020.
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Isabel Bernardo Dias de Figueiredo, Braskem's non-statutory officer, is a member of the Board of Directors of Borealis. However, Isabel did not participate in the decision-making process for the execution of the 5th Amendment to the Agreement as Braskem's representative, and the 5th Amendment was not discussed and voted on by the Board of Directors of Borealis.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The purpose of the transaction that is the object of the 5th Amendment to the Agreement is to grant to Borealis an incentivized price for purchases of thermoplastic resins until December 17, 2025 (end of the effective term of the Agreement) in order to promote the export market for Borealis' compounds manufactured from resins acquired from Braskem, making these products (compounds) more competitive in the international market. This price incentive, which is a practice envisaged in the internal rules of Braskem S.A., is extended to other clients and is conditioned upon substantiation that the products are exported.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.